Pricing Sheet dated December 22, 2011
Relating to Preliminary Pricing Supplement No. 2011-MTNDG0153 dated November 23, 2011 and
Offering Summary No. 2011- MTNDG0153 dated November 23, 2011 to Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
537,700 Jump Securities Based on the Philadelphia Oil Service SectorSM Index due January 25, 2013
PRICING TERMS – DECEMBER 22, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of the securities and possibly zero.

Aggregate principal amount:	$5,377,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Underwriting fee and issue price” below)
Pricing date:	December 22, 2011
Original issue date:	December 28, 2011
Maturity date:	January 25, 2013
Underlying index:	Philadelphia Oil Service SectorSM Index (Bloomberg: “OSX”)
Payment at maturity:
If the final index value is greater than the initial index value,
$10 + upside payment
If the final index value is less than or equal to the initial index value,
$10 × index performance factor
This amount will be less than or equal to the $10 stated principal amount and could be zero.  There is no minimum payment at maturity on the securities.

Upside payment:
$2.20 per security (22% of the stated principal amount).  Accordingly, even if the final index value is significantly greater than the initial index value, your payment at maturity will not exceed $12.20 per security.

Initial index value:	218.63, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	January 22, 2013, subject to postponement for non-index business days and certain market disruption events
Index performance factor:	final index value / initial index value
CUSIP:	17317U444
ISIN:	US17317U4444
Listing:	The securities will not be listed on any securities exchange.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$10.00	$0.20	$9.80
Total	$5,377,000.00	$107,540.00	$5,269,460.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the securities, will receive an underwriting fee of $0.20 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.20 for each security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the related offering summary describing the offering and the preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on November 23, 2011: http://www.sec.gov/Archives/edgar/data/1318281/000095010311004936/dp27389_fwp-2011.htm
Preliminary Pricing Supplement filed on November 23, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095010311004935/dp27390_424b2-osxjump.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Nasdaq®,” “OMX®,” “Philadelphia Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of NASDAQ OMX Group, Inc. and have been licensed for use by Citigroup Global Markets Inc. and its affiliates.  The securities have not been passed on by NASDAQ OMX Group, Inc. or its affiliates as to their legality or suitability.  The securities are not issued, endorsed, sold, or promoted by NASDAQ OMX Group, Inc. or its affiliates.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.